SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DIAMONDBACK ENERGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25278X109

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25278X109	Page 2 of 15

(1)	Name of Reporting Person BRIGHAM RESOURCES UPSTREAM HOLDINGS, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	(5)	Sole Voting Power 0
	(6)	Sole Voting Power 543,990
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 543,990

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 543,990
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.6% (1)
(12)	Type of Reporting Person (See Instructions) PN

(1)	Based on 98,167,289 shares of common stock (“Common Stock”) of Diamondback Energy, Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of November 1, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2017.

CUSIP No. 25278X109	Page 3 of 15

(1)	Name of Reporting Person BRIGHAM RESOURCES, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	(5)	Sole Voting Power 0
	(6)	Sole Voting Power 576,502
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 576,502

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 576,502 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.6%(2)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Includes 543,990 shares of Common Stock of the Issuer owned by Brigham Resources Upstream Holdings, LP (“Brigham Upstream”). Brigham Resources, LLC (“Brigham”) is the general partner of Brigham Upstream. Brigham disclaims beneficial ownership of the securities owned by Brigham Upstream in excess of its pecuniary interest therein and this statement shall not be deemed an admission that Brigham is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.
(2)	Based on 98,167,289 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 7, 2017.

CUSIP No. 25278X109	Page 4 of 15

(1)	Name of Reporting Person Warburg Pincus & Company US, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	(5)	Sole Voting Power 0
	(6)	Sole Voting Power 576,502
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 576,502

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 576,502(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.6%(2)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Includes 576,502 shares of Common Stock of the Issuer owned by Brigham and Brigham Upstream. Warburg Pincus & Company US, LLC (“Warburg Pincus”) is the ultimate controlling entity of certain Warburg Pincus affiliated entities that are members of Brigham (the “WP Group”) and that, collectively, hold the right to appoint three of the nine representatives to the board of managers of Brigham. As a result, the WP Group (and Warburg Pincus, as the ultimate controller of the WP Group) may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham and, because Brigham is the general partner of Brigham Upstream, may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham Upstream. Each of the members of the WP Group (and Warburg Pincus, as the ultimate controller of the WP Group) disclaims beneficial ownership of the securities owned by Brigham and Brigham Upstream in excess of their respective pecuniary interest therein and this statement shall not be deemed an admission that any member of the WP Group (or Warburg Pincus, as the ultimate controller of the WP Group) is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose. Warburg Pincus is the reporting person for purposes of this filing due to the de minimis interest of each member of the WP Group in Brigham. For more information on each of the members of the WP Group, please see Item 4 below.
(2)	Based on 98,167,289 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 7, 2017.

CUSIP No. 25278X109	Page 5 of 15

(1)	Name of Reporting Person PBRA, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	(5)	Sole Voting Power 0
	(6)	Sole Voting Power 576,502
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 576,502

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 576,502 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.6%(2)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Includes 576,502 shares of Common Stock of the Issuer owned by Brigham and Brigham Upstream. PBRA, LLC (“PBRA”) is the ultimate controlling entity of certain PBRA affiliated entities that are members of Brigham (the “Pine Brook Group”) and that, collectively, hold the right to appoint two of the nine representatives to the board of managers of Brigham. As a result, the Pine Brook Group (and PBRA, as the ultimate controller of the Pine Brook Group) may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham and, because Brigham is the general partner of Brigham Upstream, may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham Upstream. Each of the members of the Pine Brook Group (and PBRA, as the ultimate controller of the Pine Brook Group) disclaims beneficial ownership of the securities owned by Brigham and Brigham Upstream in excess of their respective pecuniary interest therein and this statement shall not be deemed an admission that any member of the Pine Brook Group (or PBRA, as the ultimate controller of the Pine Brook Group) is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose. PBRA is the reporting person for purposes of this filing due to the de minimis interest of each member of the Pine Brook Group in Brigham. For more information on each of the members of the Pine Brook Group, please see Item 4 below.
(2)	Based on 98,167,289 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 7, 2017.

CUSIP No. 25278X109	Page 6 of 15

(1)	Name of Reporting Person YORKTOWN IX ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	(5)	Sole Voting Power 0
	(6)	Sole Voting Power 587,304
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 587,304

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 587,304(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.6%(2)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Includes 576,502 shares of Common Stock of the Issuer owned by Brigham and Brigham Upstream. Yorktown IX Associates LLC (“Yorktown IX Associates”) is the sole general partner of Yorktown IX Company LP (“Yorktown IX Company”). Yorktown IX Company is the sole general partner of Yorktown Energy Partners IX, L.P. (“Yorktown Partners IX”, and together with Yorktown IX Associates and Yorktown IX Company, the “Yorktown IX Entities”), which is a member of Brigham. The Yorktown IX Entities, along with the Yorktown X Entities (as defined below), the Yorktown XI Entities (as defined below) and the YT Brigham Entities (as defined below), hold the right to appoint two of the nine representatives to the board of managers of Brigham. As a result, the Yorktown IX Entities may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham and, because Brigham is the general partner of Brigham Upstream, may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham Upstream. Each of the members of the Yorktown IX Entities disclaims beneficial ownership of the securities owned by Brigham and Brigham Upstream in excess of their respective pecuniary interest therein and this statement shall not be deemed an admission that any member of the Yorktown IX Entities is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.
(2)	Based on 98,167,289 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 7, 2017.

CUSIP No. 25278X109	Page 7 of 15

(1)	Name of Reporting Person YORKTOWN X ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	(5)	Sole Voting Power 0
	(6)	Sole Voting Power 701,064
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 701,064

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 701,064(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.7%(2)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Includes 576,502 shares of Common Stock of the Issuer owned by Brigham and Brigham Upstream. Yorktown X Associates LLC (“Yorktown X Associates”) is the sole general partner of Yorktown X Company LP (“Yorktown X Company”). Yorktown X Company is the sole general partner of Yorktown Energy Partners X, L.P. (“Yorktown Partners X”, and together with Yorktown X Associates and Yorktown X Company, the “Yorktown X Entities”), which is a member of Brigham. The Yorktown X Entities, along with the Yorktown IX Entities, the Yorktown XI Entities (as defined below) and the YT Brigham Entities (as defined below), hold the right to appoint two of the nine representatives to the board of managers of Brigham. As a result, the Yorktown X Entities may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham and, because Brigham is the general partner of Brigham Upstream, may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham Upstream. Each of the members of the Yorktown X Entities disclaims beneficial ownership of the securities owned by Brigham and Brigham Upstream in excess of their respective pecuniary interest therein and this statement shall not be deemed an admission that any member of the Yorktown X Entities is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.
(2)	Based on 98,167,289 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 7, 2017.

CUSIP No. 25278X109	Page 8 of 15

(1)	Name of Reporting Person YORKTOWN XI ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	(5)	Sole Voting Power 0
	(6)	Sole Voting Power 576,502
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 576,502

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 576,502 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.6%(2)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Includes 576,502 shares of Common Stock of the Issuer owned by Brigham and Brigham Upstream. Yorktown XI Associates LLC (“Yorktown XI Associates”) is the sole general partner of Yorktown XI Company LP (“Yorktown XI Company”). Yorktown XI Company is the sole general partner of Yorktown Energy Partners XI, L.P. (“Yorktown Partners XI”, and together with Yorktown XI Associates and Yorktown XI Company, the “Yorktown XI Entities”), which is a member of Brigham. The Yorktown XI Entities, along with the Yorktown IX Entities, the Yorktown X Entities and the YT Brigham Entities (as defined below), hold the right to appoint two of the nine representatives to the board of managers of Brigham. As a result, the Yorktown XI Entities may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham and, because Brigham is the general partner of Brigham Upstream, may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham Upstream. Each of the members of the Yorktown XI Entities disclaims beneficial ownership of the securities owned by Brigham and Brigham Upstream in excess of their respective pecuniary interest therein and this statement shall not be deemed an admission that any member of the Yorktown XI Entities is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.
(2)	Based on 98,167,289 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 7, 2017.

CUSIP No. 25278X109	Page 9 of 15

(1)	Name of Reporting Person YT BRIGHAM ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	(5)	Sole Voting Power 0
	(6)	Sole Voting Power 576,502
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 576,502

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 576,502 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.6%(2)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Includes 576,502 shares of Common Stock of the Issuer owned by Brigham and Brigham Upstream. YT Brigham Associates LLC (“YT Brigham Associates”) is the sole general partner of YT Brigham Company LP (“YT Brigham Company”). YT Brigham Company is the sole general partner of YT Brigham Co Investment Partners, LP (“YT Brigham Partners”, and together with YT Brigham Associates and YT Brigham Company, the “YT Brigham Entities”), which is a member of Brigham. The YT Brigham Entities, along with the Yorktown IX Entities, the Yorktown X Entities and the Yorktown XI Entities, hold the right to appoint two of the nine representatives to the board of managers of Brigham. As a result, the YT Brigham Entities may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham and, because Brigham is the general partner of Brigham Upstream, may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham Upstream. Each of the members of the YT Brigham Entities disclaims beneficial ownership of the securities owned by Brigham and Brigham Upstream in excess of their respective pecuniary interest therein and this statement shall not be deemed an admission that any member of the YT Brigham Entities is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.
(2)	Based on 98,167,289 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 7, 2017.

Item 1(a). Name of Issuer: Diamondback Energy, Inc., a Delaware corporation (the “Issuer”) ..

Item 1(b). Address of Issuer’s Principal Executive Offices: 500 West Texas Avenue, Suite 1200, Midland, Texas 79701.

Item 2(a). Name of Person Filing: This statement is jointly filed by Brigham Resources Upstream Holdings, LP, a Delaware limited partnership (“Brigham Upstream”), Brigham Resources, LLC, a Delaware limited liability company (“Brigham”), Warburg Pincus & Company US, LLC, a New York limited liability company (“Warburg Pincus”), PBRA, LLC, a Delaware limited liability company (“Pine Brook”), and Yorktown IX Associates LLC, a Delaware limited liability company, Yorktown X Associates LLC, a Delaware limited liability company, Yorktown XI Associates LLC, a Delaware limited liability company, and YT Brigham Associates LLC, a Delaware limited liability company (collectively, “Yorktown”) (collectively, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of Brigham Upstream and Brigham is 5914 W. Courtyard Drive, Suite 200, Austin, Texas 78730. The principal business office address of Warburg Pincus is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, NY 10017. The principal business address of Pine Brook is One Grand Central Place, 60 East 42nd Street, 50th Floor, New York, NY. The principal business office address of each member of Yorktown is 410 Park Avenue, 19th Floor, New York, NY 10022.

Item 2(c). Citizenship: Brigham Upstream, Brigham, Pine Brook and all of the members of Yorktown are organized under the laws of the State of Delaware. Warburg Pincus is organized under the laws of the State of New York.

Item 2(d). Title of Class of Securities: Common Stock.

Item 2(e). CUSIP Number: 25278X109

Item 3. If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Warburg Pincus may be deemed to be the ultimate controlling entity of certain Warburg Pincus affiliated entities, including the following, which are members of Brigham: (1) Warburg Pincus Private Equity (E&P) XI-A (Brigham), LLC, a Delaware limited liability company (“WPPE E&P XI-A Brigham”), (2) Warburg Pincus XI (E&P) Partners-A (Brigham), LLC, a Delaware limited liability company (“WP XI E&P Partners-A Brigham”), (3) Warburg Pincus Private Equity (E&P) XI (Brigham), LLC, a Delaware limited liability company (“WPPE E&P XI Brigham”), (4) Warburg Pincus XI (E&P) Partners-B (Brigham), LLC, a Delaware limited liability company (“WP XI E&P Partners-B Brigham”), (5) WP Brigham Holdings, L.P., a Delaware limited partnership (“WP Brigham Holdings”), (6) Warburg Pincus Energy (E&P)-A (Brigham), LLC, a Delaware limited liability company (“WPE E&P-A Brigham”), (7) Warburg Pincus Energy (E&P) Partners-A (Brigham), LLC, a Delaware limited liability company (“WPE E&P Partners-A Brigham”), (8) Warburg Pincus Energy (E&P) (Brigham), LLC, a Delaware limited liability company (“WPE E&P Brigham”), (9) Warburg Pincus Energy (E&P) Partners-B (Brigham), LLC, a Delaware limited liability company (“WPE E&P Partners-B Brigham”), (10) WP Energy Partners (E&P) (Brigham), LLC, a Delaware limited liability company (“WPE Partners E&P Brigham”), (11) WP Energy Brigham Holdings, L.P., a Delaware limited partnership (“WPE Brigham Holdings”), and (12) WP Energy Partners Brigham Holdings, L.P., a Delaware limited partnership (“WPE Partners Brigham Holdings”, and together with the entities in (1) through (11), the “WP Group”).

Warburg Pincus Private Equity (E&P) XI-A, L.P., a Delaware limited partnership (“WPPE E&P XI-A”), is the sole member of WPPE E&P XI-A Brigham. Warburg Pincus XI (E&P) Partners – A, L.P., a Delaware limited partnership (“WP XI E&P Partners-A”), is the sole member of WP XI E&P Partners-A Brigham. Warburg Pincus Energy (E&P)-A, L.P., a Delaware limited partnership (“WPE E&P-A”), is the sole and managing member of WPE E&P-A Brigham. Warburg Pincus Energy (E&P) Partners-A, L.P., a Delaware limited partnership (“WPE E&P Partners-A”), is the sole and managing member of WPE E&P Partners-A Brigham. Effective as of March 5, 2017, Brigham Parent Holdings, L.P., a Delaware limited partnership (“Brigham Parent Holdings”), is the sole and managing member of WPPE E&P XI Brigham, WP XI E&P Partners-B Brigham, WPE E&P Brigham, WPE E&P Partners-B Brigham, and WPE Partners E&P Brigham.

Warburg Pincus (E&P) XI, L.P., a Delaware limited partnership (“WP XI E&P GP”), is the general partner of each of WP Brigham Holdings, WPPE E&P XI-A, WP XI E&P Partners-A, and Brigham Parent Holdings. Warburg Pincus (E&P) XI LLC, a Delaware limited liability company (“WP XI E&P LLC”), is the general partner of WP XI E&P GP. Warburg Pincus Partners (E&P) XI LLC, a Delaware limited liability company (“WP Partners E&P XI LLC”), is the sole member of WP XI E&P LLC. Warburg Pincus Partners II (US), L.P., a Delaware limited partnership (“WPP II US”), is the managing member of WP Partners E&P XI LLC. Warburg Pincus is the general partner of WPP II US.

Warburg Pincus (E&P) Energy GP, L.P., a Delaware limited partnership (“WPE E&P GP”), is the general partner of each of WPE Brigham Holdings, WPE Partners Brigham Holdings, WPE E&P-A, and WPE E&P Partners-A. Warburg Pincus (E&P) Energy LLC, a Delaware limited liability company (“WPE E&P LLC”, and together with WP XI E&P GP, WP XI E&P LLC, WP Partners E&P XI LLC, WPE E&P GP, WPP II US, and Warburg Pincus, the “Warburg Pincus GP Entities”), is the general partner of WPE E&P GP. WPP II US is the managing member of WPE E&P LLC. As noted above, Warburg Pincus is the general partner of WPP II US. Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of each of WP Brigham Holdings, WPPE E&P XI-A, WP XI E&P Partners-A, WPE Brigham Holdings, WPE Partners Brigham Holdings, WPE E&P-A, and WPE E&P Partners-A.

For the purposes of this filing, the WP Group, WPPE E&P XI-A, WP XI E&P Partners-A, WPE E&P-A, WPE E&P Partners-A, Brigham Parent Holdings, the Warburg Pincus GP Entities, and WP LLC shall, collectively, be known as the “Warburg Pincus Entities.” The Warburg Pincus Entities have an approximately 36% interest in Brigham.

Charles R. Kaye and Joseph P. Landy are the Managing Members of Warburg Pincus and the Managing Members and Co-Chief Executive Officers of WP LLC and, as such, may be deemed to control each of the Warburg Pincus Entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Entities.

As further described above in footnote (1) on the reporting page for Warburg Pincus, the WP Group may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham and Brigham Upstream. Each of the Warburg Pincus Entities (including each of the members of the WP Group), and Messrs. Kaye and Landy expressly disclaims beneficial ownership of the securities owned by Brigham and Brigham Upstream in excess of their respective pecuniary interest therein.

PBRA, a Delaware limited liability company, may be deemed to be the ultimate controlling entity of certain PBRA affiliated entities, including the following, which are members of Brigham: (1) Pine Brook BXP Intermediate, L.P., a Delaware limited partnership (“PB-BXP”) and (2) Pine Brook BXP II Intermediate, L.P., a Delaware limited partnership (“PB-BXP II”), and together with PB-BXP, the “Pine Brook Group”).

Howard H. Newman is the Managing Member of PBRA and, as such, may be deemed to control the Pine Brook Group. Mr. Newman disclaims beneficial ownership of all shares held by the Pine Brook Group.

As further described above in footnote (1) on the reporting page for PBRA, the Pine Brook Group may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Brigham and Brigham Upstream. Each of the Pine Brook Group entities and Mr. Newman expressly disclaims beneficial ownership of the securities owned by Brigham and Brigham Upstream in excess of their respective pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

Brigham Resources Upstream Holdings, LP

By:	Brigham Resources, LLC, its general partner

By:	/s/ J Silva
Name:	J Silva
Title:	Chief Financial Officer

Brigham Resources, LLC

By:	/s/ J Silva
Name:	J Silva
Title:	Chief Financial Officer

Warburg Pincus & Company US, LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Attorney-in-Fact*

PBRA, LLC

By:	/s/ Robert Jackowitz
Name:	Robert Jackowitz
Title:	Executive Vice President and Secretary

Yorktown IX Associates LLC

By:	/s/ Robert A. Signorino
Name:	Robert A. Signorino
Title:	Manager

Yorktown X Associates LLC

By:	/s/ Robert A. Signorino
Name:	Robert A. Signorino
Title:	Manager

Yorktown XI Associates LLC

By:	/s/ Robert A. Signorino
Name:	Robert A. Signorino
Title:	Manager

YT Brigham Associates LLC

By:	/s/ Robert A. Signorino
Name:	Robert A. Signorino
Title:	Manager

*	The Power of Attorney given by Warburg Pincus & Company US, LLC was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2016 (with a revised filing date of July 12, 2016) as exhibit 99.2 to the statement on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated March 13, 2017 (incorporated by reference to Exhibit 1.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on March 13, 2017).